Exhibit 99.4

NOTICE

OF

ADJUSTMENT OF EXERCISE PRICE

OF

WARRANTS TO PURCHASE ORDINARY SHARES

OF

METEN EDTECHX EDUCATION GROUP LTD.

May 26, 2021

Ladies and Gentlemen:

Reference is made to the Tender Offer Statement on Schedule TO originally filed by Meten EdtechX Education Group Ltd. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on December 7, 2020, as amended and supplemented by Amendment No. 1 to Schedule TO on December 16, 2020, Amendment No. 2 to Schedule TO on December 28, 2020, Amendment No 3 to Schedule TO on December 31, 2020, and Amendment No. 4 to Schedule TO on January 8, 2021 (as so amended, the “Schedule TO”), in connection with the Company’s previous offer to the holders of outstanding warrants to purchase the Company’s ordinary shares, US$0.0001 par value (the “Ordinary Shares”) issued in the Company’s business combination (“Business Combination”) which led to it becoming a public company, each with an exercise price of $11.50 per share, and any subsequently issued warrants with identical terms and conditions (collectively, the “Warrants”), the opportunity to exercise the Warrants at certain temporarily reduced exercise price, upon the terms and subject to the conditions set forth in the Offer to Exercise Warrants to Purchase Ordinary Shares, dated December 7, 2020 and filed as Exhibit (a)(1)(B) to the Schedule TO (the “Original Offer to Exercise”), as supplemented by the Supplement to Offer to Exercise Warrants to Purchase Ordinary Shares, dated December 16, 2020 and filed as Exhibit (a)(1)(H) to the Schedule TO (the “Supplement,” and the Original Offer to Exercise, as supplemented by the Supplement, the “Offer to Exercise”). Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Exercise. At 11:59 P.M. (Eastern Time) on January 5, 2021 (the “Expiration Date”), the offering period and withdrawal rights for the Offer to Exercise expired.

The exercise price of all outstanding Warrants following the Expiration Date were temporarily reduced to $2.50 per share, and are subject to a “full-ratchet” anti-dilution protection with respect to subsequent equity sales in which any person will be entitled to acquire Ordinary Shares at an effective price per share that is lower than the then exercise price of the Warrants, subject to customary exceptions (the “Second Reduction Period”). The Second Reduction Period will terminate on the date following which the closing price of the Ordinary Shares has been equal to or greater than $3.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period.

Pursuant to the Offer to Exercise, the Company hereby notifies you that, as a result of the adjustment events described below, the exercise price for each Warrant has been adjusted as follows:

Original Exercise Price	New Exercise Price

$2.50	$1.00

On May 26, 2021 (the “Closing Date”), the Company issued and sold in a follow-on offering (the “New Offering”): 40,000,000 Ordinary Shares at $1.00 per share. As a result of the New Offering, the exercise price of the Warrants during the Second Reduction Period has been reduced to $1.00.

Accordingly, the exercise price of each Warrant following the Closing Date during the Second Reduction Period is equal to $1.00 per share. Upon any termination of the Second Reduction Period, the exercise price of the outstanding Warrants will be reset to $11.50 per share and such exercise price will no longer be subject to the “full-ratchet” anti-dilution protection. The one-time full-ratchet anti-dilution protection will also terminate upon the closing of bona fide equity financing (meaning raising gross proceeds of at least $10 million) by the Company at a per share price above $2.50 during the Second Reduction Period.

In addition, the Company filed its annual report on Form 20-F for the year ended December 31, 2020, on April 30, 2021; therefore, the Company is updating the registration statement on Form F-1 (File No. 333-240081). The Company will update the Form F-1 via a Post-Effective Amendment. Please note that until such time as the SEC declares the Post-Effective Amendment effective, any Ordinary Shares to be issued upon exercise of the Warrants will be restricted.

This letter shall serve as notice to you pursuant to the Warrant and the related Warrant Agreement.

Sincerely,

Meten EdtechX Education Group Ltd.

By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer